Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF HAILIANG EDUCATION GROUP INC. June 6, 2019 GO GREEN eConsent makes it easy to go paperless. With eConsent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on May 28, 2019. Please detach along perforated line and mail in the envelope provided. 00033333330000000000 7 060619 To change the address on your account or to add the email, please check the box at right. Electronic Shareholder Communications Please join the growing number of shareholders who receive emailsinstead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give fulltitle as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.